Exhibit A

Directors and Officers of Certain Reporting Persons

Name	Citizenship	Principal Occupation	Shares of Common Stock of the Issuer Beneficially Owned	Percentage of Class Beneficially Owned
Dan Wilks	United States	Manager of Wilks Brothers, LLC	24,658,746(1)	79.42%(1)
Farris Wilks	United States	Manager of Wilks Brothers, LLC	24,658,746(1)	79.42%(1)
Sergei Krylov	United States	Chief Financial Officer of Wilks Brothers, LLC	28,415	(2)

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(1)
 The nature of ownership of shares of common stock, par value $0.01 per share ("Common Stock") of Dawson Geophysical Company (the "Issuer") shown as beneficially owned by Dan Wilks and Farris Wilks and their voting and dispositive power over such shares is described in Amendment No. 7 to Schedule 13D and is incorporated herein by reference.

(2)	Less than 1%.